Terms of the Notes

The Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the iShares® MSCI EAFE ETF, the Russell 2000® Index and the SPDR® S&P® Regional Banking ETF (the “Notes”) provide a quarterly Contingent Coupon Payment of at least $32.50 on the applicable Contingent Payment Date if, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier. The actual Contingent Coupon Payment will be determined on the pricing date. Beginning on January 2, 2024, and on each quarterly Call Date thereafter, we have the right to redeem all, but not less than all, of the Notes at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Optional Early Redemption. If the Notes are not called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, unless previously called.
Underlyings:	The iShares® MSCI EAFE ETF, the Russell 2000® Index and the SPDR® S&P® Regional Banking ETF.
Pricing and Issue Dates*:	June 27, 2023 and June 30, 2023, respectively.
Observation Dates†*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	For each Underlying, 62% of its Starting Value.
Call Dates*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Threshold Value:	For each Underlying, 60% of its Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of at least $32.50 per $1,000 in principal amount of Notes (equal to a rate of at least 3.25% per quarter or at least 13.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date). The actual Contingent Coupon Payment will be determined on the pricing date.
Optional Early Redemption:	On any Call Date, we have the right to redeem all (but not less than all) of the Notes at the Early Redemption Amount. No further amounts will be payable following an Optional Early Redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$920.00-$970.00 per Note.
Underwriting Discount*:	$17.50 (1.75% of the public offering price) per Note.
CUSIP:	09711A5A2.
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105723004266/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been previously called)

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,032.50	3.25%
50.00%	$1,032.50	3.25%
40.00%	$1,032.50	3.25%
30.00%	$1,032.50	3.25%
20.00%	$1,032.50	3.25%
10.00%	$1,032.50	3.25%
5.00%	$1,032.50	3.25%
2.00%	$1,032.50	3.25%
0.00%	$1,032.50	3.25%
-10.00%	$1,032.50	3.25%
-20.00%	$1,032.50	3.25%
-30.00%	$1,032.50	3.25%
-38.00%(2)	$1,032.50	3.25%
-38.01%	$1,000.00	0.00%
-40.00%(3)	$1,000.00	0.00%
-40.01%	$599.90	-40.01%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

(1)   The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.

(2)   This is the Underlying Return which corresponds to the Coupon Barrier of the Least Performing Underlying.

(3) This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Notes are subject to Optional Early Redemption.
•	You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect the values of the Underlyings other than on the Observation Dates.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your principal amount even if the Observation Value or Ending Value of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable.
•	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The Notes are subject to risks associated with small-size capitalization companies.
•	The Notes are subject to risks associated with foreign securities markets.
•	The Notes are subject to foreign currency exchange rate risk.
•	The Notes are subject to risks associated with the banking industry.
•	The stocks held by the KRE are concentrated in one sector.
•	The performance of the EFA or the KRE may not correlate with the performance of its respective underlying index as well as its respective net asset value per share or unit, especially during periods of market volatility.
•	The anti-dilution adjustments will be limited.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated June 21, 2023, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.